Exhibit 99.1

Gamehaus Outlines Vision for an AI-Native Entertainment Group in Founder’s Letter to Shareholders

Letter follows signing of definitive agreements to acquire a majority stake in Anamana, an AI-native micro-serial platform

●	Gamehaus expects to hold approximately 56% of Techforge Co., Ltd, the holding company of Anamana, upon closing of the transaction, which is expected in November 2026, subject to satisfaction of certain closing conditions

●	Following closing, Anamana intended to be developed as Gamehaus’s primary growth engine; existing gaming business to be managed for cash flow and profitability

●	Strategy combines Gamehaus’s global publishing, user acquisition, data analytics, and monetization experience with Anamana’s AI-native production platform and creator ecosystem

●	Gamehaus’s long-term vision is to become a global AI-native entertainment group spanning games, micro-serials, and future interactive formats

SHANGHAI, Nov. 5, 2026 /PRNewswire/ — Gamehaus Holdings Inc. (“Gamehaus” or the “Company”) (Nasdaq: GMHS), a technology-driven global mobile game publisher, today released a letter to shareholders from Mr. Feng Xie, the Company’s founder and chairman of the board of directors. The letter follows the Company’s entry on November 2, 2026 into definitive agreements to acquire a majority stake in Techforge Co., Ltd (“Techforge”), the holding company of Anamana Pte. Ltd. (“Anamana”) (the “Proposed Transaction”), and sets out the rationale for the Proposed Transaction, how the two businesses are expected to work together, and the Company’s priorities for the next phase of its development.

The full text of the letter follows:

Dear Fellow Shareholders,

On November 2, 2026, we signed definitive agreements to acquire a majority stake in Anamana, an AI-native micro-serial platform, production platform and global creator ecosystem incubator.

Upon completion of the transaction—which we expect in November 2026—Gamehaus expects to hold approximately 56% of Techforge, Anamana’s holding company.

This marks the start of a new chapter for our Company, and I would like to explain directly what we have agreed to do, why we are doing it, and what we will focus on once the transaction is completed.

Where We Are Going

Our goal is to build a new kind of entertainment company for the AI era and, over time, become a leading global AI-native entertainment group. We started with games. With Anamana, we intend to add micro-serials. Beyond that, we expect AI to make possible forms of content that do not exist today. Across all of them, our aim is the same: to use AI to expand what creators can make, and to bring new, interactive entertainment experiences to audiences around the world.

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What Gamehaus Brings

Gamehaus was built as a global mobile game publisher. Across a portfolio of mid-core and casual games, we provide full-stack publishing support to our studio partners: market insights, user growth, live operations, data analytics and monetization optimization, for audiences around the world.

These capabilities were developed for games, but the problems they solve are not unique to games. Finding the right audience, acquiring users efficiently, keeping them engaged, and turning engagement into revenue are challenges every content business faces. We believe this experience will apply directly to Anamana.

We will continue to operate our existing gaming business with a focus on cash flow and profitability rather than scale. It remains an important part of Gamehaus.

Why Anamana

Founded in 2025, Anamana was built on the belief that AI would fundamentally change how serialized video stories are made. That belief rests on two observations. First, micro-serials—also known as microdramas or verticals—have been embraced by audiences around the world, and the format reflects how people now choose to consume entertainment. Second, generative AI is a paradigm shift for audiovisual production, lowering its cost and empowering a much broader base of creators. Together, they make micro-serials a natural proving ground for what generative AI can achieve for mainstream entertainment.

To that end, Anamana built Anamana Studio, an agentic AI micro-serial production platform, on which human storytellers produce high-fidelity serialized video content with up to 97% lower capital, time, and manpower costs compared with traditional live-action microdrama production. What once required a full production crew is now within reach of an individual creator, and stories that are expensive or impractical to film, such as fantasy, science fiction, and animated-style series, become practical to make.

Anamana also built distribution and commercialization for these micro-serials, through its own app and third-party video services such as YouTube and TikTok, with creators sharing in the revenue their content generates, as well as an incubator operation to grow an AI-native creator ecosystem. Anamana is focused on Tier 1 markets, the mature, high-paying markets for digital content. In this way, Anamana operates as a vertically integrated platform that connects creators, content, and consumers, reducing friction across production and commercialization and, over time, interaction.

Because an entity I control is among the selling shareholders from whom we acquired Techforge shares, the transaction was reviewed and approved by our board of directors and its audit committee.

Bringing Anamana into Gamehaus at this stage will allow Gamehaus to participate in Anamana’s future development and growth, and will give Anamana the publishing infrastructure, operating experience and resources of a listed company as it grows.

How the Two Businesses Fit Together

Subject to satisfaction of the closing conditions, following the completion of the transaction, Anamana will bring an AI production platform, a global creator community, and original content, and Gamehaus will bring the publishing, user acquisition, data analytics, and monetization capabilities needed to take that content to audiences and commercialize it.

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Over the longer term, we plan to work with select creators around the world to develop increasingly personalized and interactive entertainment, where the line between a story and a game begins to blur. That is where our experience in games and Anamana’s strength in AI-native storytelling meet.

Our Priorities

Following completion of the transaction, our work will focus on five areas:

1.	Content supply. Growing the number of creators producing on Anamana Studio, and continuing to improve its capabilities so that high-quality titles can be made more efficiently.

2.	Audience growth. Applying Gamehaus’s user acquisition and data capabilities to grow Anamana’s audience across its own app and third-party platforms.

3.	Disciplined commercialization. Investing where we see clear evidence of returns, and scaling what works.

4.	Integration and transparency. Integrating Anamana into our operations and reporting. We expect Anamana’s results to be consolidated into our financial statements from the closing date, and we will keep shareholders informed of its progress through our regular disclosures.

5.	A stable gaming foundation. Continuing to manage our gaming portfolio for cash flow and profitability.

Looking Ahead

I am grateful to our employees, our studio partners, and the creators building on Anamana, and to you, our shareholders, for your support. We intend to pursue this opportunity with discipline, and I look forward to sharing our progress with you.

Sincerely,

Feng Xie

Founder and Chairman

Gamehaus Holdings Inc.

About Gamehaus

Gamehaus Holdings Inc. is a technology-driven global mobile game publisher dedicated to bridging creative studios and players worldwide. With a portfolio spanning mid-core and casual games, Gamehaus delivers full-stack publishing support across market insights, user growth, live-ops, data analytics and monetization optimization. With a vision to be the go-to partner for creative teams, the Company specializes in combining global publishing reach with AI- and data-powered solutions to help partners build lasting success. On November 2, 2026, Gamehaus entered into definitive agreements to acquire a majority stake in Anamana, an AI-native micro-serial platform, which the Company plans to develop as its primary growth engine following completion of the transaction. For more information, please visit https://ir.gamehaus.com.

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About Anamana

Founded in 2025, Anamana is an integrated AI-native micro-serial creator, production, and commercialization platform. Human storytellers use Anamana Studio to produce high-fidelity serialized video content with up to 97% lower capital, time, and manpower costs, lowering barriers to creation and increasing accessibility to individual creators. Micro-serials produced are then distributed to the market on Anamana’s own standalone app or third-party video services including YouTube or TikTok.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on beliefs and assumptions and on information currently available to Gamehaus. These forward-looking statements include, but are not limited to, statements regarding the strategy, business plans, priorities and outlook of Gamehaus and Anamana, and the expected timing, completion and benefits of the Proposed Transaction. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “aim,” “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may,” or the negative or plural forms of these words, or other similar expressions in this press release. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Forward-looking statements in this communication speak only as of the date they are made. New uncertainties and risks arise from time to time, and it is impossible for Gamehaus to predict these events or how they may affect Gamehaus or Anamana. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the Company, its directors, officers or employees or any other person. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results due to various risks and uncertainties, including, among others: the possibility that the Proposed Transaction may not be completed on the anticipated terms, within the anticipated timeframe, or at all; the failure to satisfy or waive closing conditions; the occurrence of events that could give rise to termination of the related transaction documents; the impact of the announcement or pendency of the Proposed Transaction on the Company’s business and relationships; costs and expenses related to the Proposed Transaction; the Company’s ability to integrate Anamana and realize the anticipated benefits of the Proposed Transaction; Anamana’s limited operating history; the ability to attract and retain creators and audiences; the commercialization of AI-native micro-serial content; developments in AI technologies and related laws and regulations; competition; the Company’s ability to manage its existing gaming business for cash flow and profitability; risks relating to training data usage and AI regulation compliance; and other risks described under the “Risk Factors” section in the Company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, as may be supplemented or amended by the Company’s current reports on Form 6-K.

No Solicitation

This communication does not constitute an offer to sell any securities nor a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Investor Relations Contact

Gamehaus Holdings Inc.

Investor Relations Team

Email: IR@Gamehaus.com

The Blueshirt Group

Mr. Jack Wang

Email: Gamehaus@TheBlueshirtGroup.co

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